SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                         NORTHWEST AIRLINES CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    667280101
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
     640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                                 (212) 688-2550

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 16, 2006
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 17 Pages)

CUSIP No. 667280101                    13D                Page 2 of 17 Pages

 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                              WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                             -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             169,300

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             169,300

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             169,300

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                             0.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                             PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 3 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                               Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                              WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                             -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             1,455,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             1,455,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             1,455,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                             1.7%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                             PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 4 of 17 Pages

 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                              WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                             -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             1,624,300
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             1,624,300

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             1,624,300

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                             1.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                             CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 5 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                              WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                             -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             2,775,700

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             2,775,700
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             2,775,700
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                             3.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                             PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 6 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                             -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             4,400,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             4,400,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             4,400,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                             5.0%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                             IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 7 of 17 Pages

Item 1.     Security and Issuer.

     This statement relates to the common stock (the "Common Stock"), of Northwest Airlines Corporation (the "Issuer"), whose principal executive offices are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121.

Item 2.     Identity and Background.

     (a)  This statement is filed by:

          (i) Owl Creek I, L.P., a Delaware limited partnership, ("Owl Creek I") with respect to the shares of Common Stock directly owned by it;

          (ii) Owl Creek II, L.P., a Delaware limited partnership, ("Owl Creek II") with respect to the shares of Common Stock directly owned by it;

          (iii) Owl Creek Advisors, LLC, a Delaware limited liability company (the "General Partner"), with respect to the shares of Common Stock directly owned by Owl Creek I and Owl Creek II;

          (iv) Owl Creek Asset Management, L.P. a Delaware limited partnership (the "Investment Manager"), with respect to the shares of Common Stock directly owned by Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas") and Owl Creek Socially Responsible Investment Fund, Ltd. an exempted company organized under the laws of the Cayman Islands ("SRIF"); and

          (iv) Jeffrey A. Altman, with respect to shares of Common Stock owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF.

          The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

          (b) The address of the principal office of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

          (c) The principal business of each of Owl Creek I and Owl Creek II is serving as a private investment limited partnership. The principal business of the General Partner is serving as general partner of Owl Creek I and Owl Creek II, respectively. The principal business of the Investment Manager is serving as investment manager to Owl Creek Overseas and SRIF.

          (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 667280101                    13D                Page 8 of 17 Pages

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 3.   Source and Amount of Funds and Other Consideration.

          The shares of Common Stock were purchased with the working capital of Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF, and on margin. The Reporting Persons' margin transactions are with Morgan Stanley & Co., on such firm's usual terms and conditions. All or part of the shares of Common Stock beneficially owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Owl Creek I, Owl Creek II, Owl Creek Overseas or SRIF. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of the Transaction.

          The Reporting Persons originally acquired shares of Common Stock for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Acquisition of beneficial ownership of, in the aggregate, in excess of 4,450,000 shares of Common Stock requires compliance with certain notice provisions of an order issued in connection with the Issuer's bankruptcy case (the "Order"). The Reporting Persons may, in the future, seek to acquire beneficial ownership of more than 4,450,000 shares of Common Stock, and, if so, will comply with the Order in all respects. The Reporting Persons' current investment in Common Stock, as disclosed in this
Schedule 13D, requires no action by the Reporting Persons under the Order.

          On November 21, 2006, a letter was sent on behalf of the Reporting Persons to the Acting United States Trustee in connection with the Issuer's bankruptcy case, requesting the appointment of an official committee of equity security holders to represent shareholder interests in the Issuer's case. A copy of the letter is attached hereto as Exhibit 1 and incorporated herein by reference. In the letter, the Reporting Persons describe possible scenarios whereby the Issuer's stock could be worth between $19.75 and $33.50 per share and argue in favor of forming a committee, saying, among other things, "Nevertheless, there is a growing and substantial likelihood that equity holders will receive a meaningful distribution in these cases. The Debtors have achieved cost savings with several labor groups and certain aircraft financiers as well as from industry-wide trends that are benefiting all airlines. These industry wide trends include a substantial decline in the cost of oil, potential consolidation of the industry through mergers, lower capacity, and an increased ability to maintain pricing." The Investment Manager intends to work to protect shareholders' economic interests and is

CUSIP No. 667280101                    13D                Page 9 of 17 Pages


interested in serving on an official committee of equity security holders, if formed.

          Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in the Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, the creditors committee of the Issuer, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, strategy, bankruptcy case and future plans of the Issuer, which may include, among other things, discussion of potential strategic alternatives and other initiatives and transactions that may become available to the Issuer designed to enhance enterprise and shareholder value. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, actions taken by the creditors committee of the Issuer, developments in the Issuer's bankruptcy case, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future, subject to requirements of any applicable court orders including the Order, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 667280101                    13D                Page 10 of 17 Pages

Item 5.     Interest in Securities of the Issuer.

     A.   Owl Creek I, L.P.

          (a)  Aggregate number of shares beneficially owned: 169,300
               Percentage: 0.2% The percentages used herein and in the rest of
Item 5 are calculated based upon 87,300,393 shares of Common Stock that are outstanding as of September 30, 2006 as reported by the Company in its Form 10-Q filed on November 9, 2006.
          (b) 1. Sole power to vote or direct vote: -0-
              2. Shared power to vote or direct vote: 169,300
              3. Sole power to dispose or direct the disposition: -0-
              4. Shared power to dispose or direct the disposition: 169,300
          (c) The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, L.P. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
          (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, L.P., has the power to direct the affairs of Owl Creek I, L.P., including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e) Not applicable.

     B.   Owl Creek II, L.P.
          (a)  Aggregate number of shares beneficially owned: 1,455,000
Percentage: 1.7%
          (b) 1. Sole power to vote or direct vote: -0-
              2. Shared power to vote or direct vote: 1,455,000
              3. Sole power to dispose or direct the disposition: -0-
              4. Shared power to dispose or direct the disposition: 1,455,000
          (c) The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek II, L.P. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
          (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, L.P., has the power to direct the affairs of Owl Creek II, L.P., including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e) Not applicable.

     C.   Owl Creek Advisors, LLC
          (a)  Aggregate number of shares beneficially owned: 1,624,300
               Percentage: 1.9%
          (b) 1. Sole power to vote or direct vote: -0-
              2. Shared power to vote or direct vote: 1,624,300
              3. Sole power to dispose or direct the disposition: -0-
              4. Shared power to dispose or direct the disposition: 1,624,300
          (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Company within the last sixty days. However, Owl

CUSIP No. 667280101                   13D                   Page 11 of 17 Pages

Creek Advisors, LLC is the general partner of Owl Creek I, L.P. and Owl Creek II, L.P. and has the power to direct the affairs of Owl Creek I, L.P. and Owl Creek II, L.P. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, L.P. and Owl Creek II, L.P. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
          (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I, L.P. and Owl Creek II, L.P., has the power to direct the affairs of Owl Creek I, L.P. and Owl Creek II, L.P., including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e) Not applicable.

     D.   Owl Creek Asset Management, L.P.
          (a)  Aggregate number of shares beneficially owned: 2,775,700
               Percentage: 3.2%
          (b)  1. Sole power to vote or direct vote: -0-
               2. Shared power to vote or direct vote: 2,775,700
               3. Sole power to dispose or direct the disposition: -0-
               4. Shared power to dispose or direct the disposition: 2,775,700
          (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Company within the last sixty days. However, Owl Creek Asset Management, L.P. is the investment manager to Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. and has the power to direct the investment activities of Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
          (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd., has the power to direct the investment activities of Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd., including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.
          (e) Not applicable.

     E.   Jeffrey A. Altman
          (a)  Aggregate number of shares beneficially owned: 4,400,000
               Percentage: 5.0%
          (b)  1. Sole power to vote or direct vote: -0-
               2. Shared power to vote or direct vote: 4,400,000
               3. Sole power to dispose or direct the disposition: -0-
               4. Shared power to dispose or direct the disposition: 4,400,000
          (c) Mr. Altman did not enter into any transactions in the Common Stock of the Company within the last sixty days. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. in the Common

CUSIP No. 667280101                     13D                  Page 12 of 17 Pages


Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.

          (d) Not applicable.
          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Common Stock of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock, the relative value of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Common Stock may be included, or a combination of any of the foregoing. In addition to the Common Stock that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 4,000,000 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.   Materials to be Filed as Exhibits.

Exhibit 1. Letter to the Acting United States Trustee dated November 21, 2006.

Exhibit 2. Joint Filing Agreement

CUSIP No. 667280101                    13D                Page 13 of 17 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  November 21, 2006

                                  /s/ JEFFREY A. ALTMAN
                                  ---------------------
                                  Jeffrey A. Altman, individually, and as
                                  managing member of Owl Creek Advisors, LLC,
                                  for itself and as general partner of
                                  Owl Creek I, L.P. and Owl Creek II L.P.,
                                  and as managing member of the general
                                  partner of Owl Creek Asset Management, L.P.,
                                  for itself and as investment manager to Owl
                                  Creek Overseas Fund, Ltd. and Owl Creek
                                  Socially Responsible Investment Fund, Ltd.

CUSIP No. 667280101                    13D                Page 14 of 17 Pages

                                   Schedule A


                                OWL CREEK I, L.P.


Date of                 Number of shares         Price per       Open market/
Transaction             Purchased/(Sold)          share          Cross
                                                                 Transaction

  11/15/2006                 42,300               $1.34               O
  11/15/2006                115,400               $1.56               O
  11/16/2006                 11,600               $1.95               O

CUSIP No. 667280101                    13D                Page 15 of 17 Pages


                               OWL CREEK II, L.P.


Date of                 Number of shares         Price per       Open market/
Transaction             Purchased/(Sold)          share          Cross
                                                                 Transaction

  11/15/2006                363,700               $1.34                O
  11/15/2006                992,000               $1.56                O
  11/16/2006                 99,300               $1.95                O

CUSIP No. 667280101                    13D                Page 16 of 17 Pages


                          OWL CREEK OVERSEAS FUND, LTD.


Date of                 Number of shares         Price per       Open market/
Transaction             Purchased/(Sold)          share          Cross
                                                                 Transaction

  11/15/2006                677,100               $1.34                O
  11/15/2006              1,846,400               $1.56                O
  11/16/2006                184,700               $1.95                O



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CUSIP No. 667280101                    13D                Page 17 of 17 Pages


              OWL CREEK SOCIALLY RESPONSIBLE INVESTMENT FUND, LTD.


Date of                 Number of shares         Price per       Open market/
Transaction             Purchased/(Sold)          share          Cross
                                                                 Transaction

  11/15/2006                 16,900               $1.34               O
  11/15/2006                 46,200               $1.56               O
  11/16/2006                  4,400               $1.95               O

                                    EXHIBIT 1

       Letter to the Acting United States Trustee dated November 21, 2006.




                                               November 21, 2006

BY HAND DELIVERY
BY FACSIMILE

Diana G. Adams, Esq.
Acting United States Trustee
U.S. Department of Justice
Office of the United States Trustee
Southern District of New York
33 Whitehall Street
New York, New York  10004

    Re:  IN RE NORTHWEST AIRLINES CORP., ET AL., CASE NO. 05-17930 (ALG)
         ---------------------------------------------------------------

Dear Diana:

          We represent Owl Creek Asset Management, L.P. ("OWL CREEK"). Owl Creek owns 4.4 million shares of common stock issued by Northwest Airlines Corp. ("NORTHWEST"), the principal debtor in the above-referenced cases. For the reasons set forth below, Owl Creek requests the appointment of an Official Northwest Equity Committee (the "NORTHWEST EQUITY COMMITTEE") to represent the currently unrepresented yet critical shareholder interests in the Northwest cases. Should you exercise your discretion to appoint the Northwest Equity Committee, Owl Creek will serve if you select it and believes that, along with itself, there will be many other interested shareholders willing to work to protect shareholders' legitimate economic interests in accordance with this timely request.

          As you know, little over a year ago, on September 14, 2005 (the "PETITION DATE"), Northwest and certain affiliates (collectively, the "DEBTORS") filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "BANKRUPTCY CODE").(1) The Debtors'

--------------------
(1) NWA Aircraft Finance, Inc. filed its chapter 11 petition sixteen days later on September 30, 2005.


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cases proceed on a jointly administered basis in the United States Bankruptcy
Court for the Southern District of New York before the Honorable Allan L. Gropper (the "COURT"). On September 30, 2005, you appointed the Official Committee of Unsecured Creditors (the "OFFICIAL CREDITORS COMMITTEE") to represent the interests of the Debtors' unsecured creditors. In addition to its creditors' claims, however, Northwest has outstanding over 87.3 MILLION shares of common stock and approximately 4.7 MILLION shares of preferred stock that are currently unrepresented in Debtors' bankruptcy cases. In terms of equity holders, over 37,000 separate registered record holders hold Northwest's equity securities.(2) As you know, with approximately 37,000 record holders, the number of actual beneficial holders is much higher and may number in the hundreds of thousands if not more. As in many bankruptcy cases where, as here, it is possible (if not likely) that there will be a meaningful equity recovery, Northwest's equity securities continue to trade actively in the "over-the-counter" market at substantial valuations.

          Owl Creek submits that appointment of a representative Northwest Equity Committee is both appropriate and necessary here. In fact the Debtors' cases present, we believe, each criterion upon which your office and the courts rely when appointing equity committees:

          (a) the Debtors' cases are large and complex;

          (b) the Northwest stock is widely held and actively traded;

          (c) the interests of Northwest's shareholders are not otherwise adequately represented;

          (d) the Debtors do not, under reasonable (non-strategic) valuations, appear to be "hopelessly" insolvent;

          (e) Owl Creek's request is appropriately timed based on the status of the Debtors' cases; and

          (f) the necessary costs do not significantly outweigh the concerns for adequate representation.

SEE, E.G., IN RE JOHNS-MANVILLE CORP., 68 B.R. 155, 159-60 (S.D.N.Y. 1986); IN RE BEKER INDUS., 55 B.R. 945, 950 (Bankr. S.D.N.Y. 1985) (equity committee appointed); IN RE WANG LABS., INC., 149 B.R. 1, 2 (Bankr. D. Mass. 1992) (appointing an equity committee over objections of the United States Trustee and the official creditors committee even while debtor had negative book value of several hundred million dollars); IN RE DELPHI CORP., Oral Opinion, Case No. 05-44481 (RDD) (Bankr. S.D.N.Y. Mar. 22, 2006) (Hearing Transcript Mar. 22, 2006 at pp. 160-161) (appointing equity committee over the objections of the United States Trustee, the debtors and

-------------------------
(2) Information drawn from Northwest's most recent FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2006 and the DECLARATION OF NEAL S. COHEN PURSUANT TO LOCAL BANKRUPTCY RULE 1007-2 AND IN SUPPORT OF THE DEBTORS' CHAPTER 11 PETITIONS AND FIRST DAY ORDERS DATED SEPTEMBER 14, 2005 [Docket No. 10].

the official creditors' committee where "it is undisputed that on a balance-sheet basis [that the debtors have a] roughly 6.3 billion dollar hole, or insolvency").

          THE NORTHWEST BANKRUPTCY CASES ARE LARGE AND COMPLEX. These cases involve BILLIONS of dollars of assets and liabilities. There are several creditor constituencies. In addition to the Official Creditors Committee that you appointed, the Court has appointed a separate official committee to represent the interests of certain retirees (the "OFFICIAL RETIREES COMMITTEE" and, with the Official Creditors Committee, the "OFFICIAL COMMITTEES"). These cases involve collective bargaining agreements and bargaining units, massive and highly leveraged equipment assets, significant commodity needs (fuel) subject to national and international pressures, substantial competitive pressures with consolidation trends among legacy carriers, and price competition from low-cost carriers. In terms of sheer size, the Northwest cases are among the largest. In terms of relevant issues, the Debtors' cases are among the most complex, with a number of issues directly affecting the likely recovery to equity holders.

          NORTHWEST'S STOCK IS WIDELY HELD. Over 37,000 record holders hold, for even more beneficial owners, over 87.3 million shares of Northwest common stock and 4.7 million shares of Northwest preferred stock. Those numbers are enormous and meet and exceed court-tested concepts of "widely held" equity. In fact, courts have ordered the appointment of equity committees in other chapter 11 cases where the number of shareholders was SIGNIFICANTLY less than here. SEE, E.G., IN RE BEKER INDUS. CORP., 55 B.R. at 947 (court directed the appointment of an equity committee where common stock was held by 2,148 shareholders); IN RE BALDWIN UNITED CORP., 45 B.R. 375, 376 (Bankr. S.D. Ohio 1983) (court directed the appointment of an equity committee where common stock was held by approximately 15,000 shareholders).

          NORTHWEST'S STOCK IS ACTIVELY TRADED. Northwest's shares trade actively in the "over-the-counter" market. Over the last several weeks Northwest's average daily trading volume EXCEEDED 11 MILLION SHARES. And Northwest is no "penny stock." Yesterday, Northwest was trading at $2.20 per a share, implying an EQUITY capitalization of close to $200 million; that is, ON TOP OF over $15 BILLION in debt. In fact, Northwest's common stock traded as high as $3.10 per a share over the past year, implying a valuation of over $270 million. Northwest's trading volume and pricing indicates a market view that equity is, or is likely to be, "in the money." As set forth further in this letter below, Owl Creek believes that Northwest's reasonable valuation even at this preliminary time, drawn from the values that the market ascribes to Northwest's competitors and the value that the recent hostile offer for Delta Airlines implies, could exceed a billion dollars. Owl Creek suggests that $200 to $270 million in CURRENT market value or over $1 billion in POTENTIAL market value, attributable to tens or hundreds of thousands of equity holders, demonstrates an interest worthy of dedicated fiduciary protection.

          NORTHWEST'S SHAREHOLDER INTERESTS ARE NOT ADEQUATELY REPRESENTED. Outside of bankruptcy, Northwest's board may singularly focus on its shareholders' interests. But inside bankruptcy, Northwest's board and its officers have broad-based fiduciary responsibilities to every interest party in these cases, not principally to the public investors. SEE COMMODITY FUTURES TRADING COM. V. WEINTRAUB, 471 U.S. 343, 355 (1985). In practice, boards and officers act for and react to the creditors, as they are more senior in the capital structure and they have

United States Trustee- and court- appointed representatives with whom the board of directors must deal. For this reason, the Debtors' directors and officers are subject to serious conflicting loyalties and are not advocates for the public shareholders. In fact, here, as in many cases in which it later proves wrong, the board already has taken the strategic view that an equity recovery is "unlikely" (regardless of the contrary market view). Thus, those at least theoretically in a position to look out for equity have said that they do not.

          Likewise, the Official Committees represent creditors and do not protect shareholders' interests. In fact, just the opposite is true. Official Committees advocate for recoveries AT THE EXPENSE of equity recoveries. Seminal cases such as NATIONAL GYPSUM, K-MART, and the recently confirmed MIRANT CORP. demonstrate that creditors committees advocate for value to creditors, regardless of shareholders' entitlement. MIRANT CORP. is a case in point. The MIRANT debtors repeatedly admonished the MIRANT court that its equity was "out of the money." The two MIRANT creditors committees repeated this mantra and forcefully litigated to restrict the equity from any recovery. The Mirant court appointed an equity committee, and, thereafter, the debtors and the two creditors committees forced a valuation fight to render equity without a recovery. At the conclusion of a twenty-seven day valuation trial, the MIRANT court held that equity was well in the money and that the estate fiduciaries had sought instead to transfer over $600 million to creditors. SEE MIRANT Memorandum Opinion, signed November 17, 2006 at pp. 18-19, 43. Here, as in MIRANT, only a Northwest Equity Committee can fully and fairly represent Northwest's shareholders in these cases.

          EQUITY LIKELY WILL RECEIVE A MEANINGFUL DISTRIBUTION. Here, as in DELPHI CORP., Owl Creek seeks the appointment of the Northwest Equity Committee "early in the case, as opposed to at the time a plan is to be negotiated and/or litigated at confirmation . . . [and] it is as a result, important . . . to give the benefit of the doubt to the movants here." DELPHI CORP., March 22, 2006 Hearing Transcript at pp. 166-167. Thus you should not require Owl Creek TO PROVE NOW that there is a substantial likelihood that equity holders will receive a meaningful distribution. These cases have not reached the plan confirmation stage. Nevertheless, there IS a growing and substantial likelihood that equity holders will receive a meaningful distribution in these cases. The Debtors have achieved cost savings with several labor groups and certain aircraft financiers as well as from industry-wide trends that are benefiting all airlines. These industry wide trends include a substantial decline in the cost of oil, a consolidation of the industry through mergers, lower capacity, and an increased ability to maintain pricing. In the past twelve weeks alone, trading prices for the Northwest bonds have MORE THAN DOUBLED from the low forties to the mid-eighties. Here, in fact, the active trading prices of the Northwest bonds are SIGNIFICANTLY higher than were the trading prices of bonds in other cases, such as DELPHI CORP., DANA CORP., and MIRANT CORP., when their equity committees were appointed. Northwest's bond prices support a view that equity will recover. SEE IN RE WILLIAMS COMM. GROUP., 281 B.R. 216, 221 (Bankr. S.D.N.Y. 2002) (solvency appears likely when bonds are trading at close to face value).

          NORTHWEST IS NOT "HOPELESSLY" INSOLVENT. Though it is early to value Northwest for recovery purposes, Owl Creek submits that, based on Wall Street analyst reports, the trading markets value Northwest's legacy carrier peers (American, Continental, United, and US

Airways) at 5-1/2 to 6 times "EBITDAR."(3) Carriers like Northwest with a higher likelihood of being a merger candidate trade for more than 6x EBITDAR and carriers with a lower likelihood of being a merger candidate trade closer to 5.5x EBITDAR. Based on similar 2007 fuel price assumptions to those underlying the comparable company valuations, Owl Creek forecasts Northwest's 2007 EBITDAR to be $2,700,000,000. Given a valuation of 6.0x 2007 EBITDAR, Northwest should have a total enterprise value of over $16,200,000,000 at the time of its expected emergence from bankruptcy protection in September of 2007. With a cash build up of over $1,000,000,000 during the remaining pendency of the bankruptcy cases, this would result in an equity value of $19.75 per share AFTER covering all claims with interest and the preferred stock.

          Furthermore, US Airways' hostile offer for Delta Airlines last week -- aside from signaling directly the consolidation trend in the legacy carrier market from which Northwest's value undoubtedly will increase -- demonstrates the inherent value, recoverable by Northwest's equity holders, that a merger of Northwest with a strategic partner will create. US Airways announced that it expects the combination to generate $1,650,000,000 of annual synergies, which is 6.2% of the combined Delta/US Airways passenger sales. Assuming comparable proportional synergies to a Northwest merger with Continental (Continental Airlines is the most logical partner, but this analysis would be equally applicable to another carrier), then the synergies generated by a combination of Continental Airlines with Northwest would be approximately $1,250,000,000 annually. Valuing the company at a post-merger multiple of 5.25x EBITDAR including one half of the synergies accruing to Northwest (the other half to the merger partner) results in an implied stock price of $33.50 per share.

          This is not a "what if" analysis. Experts have been calling for consolidation for some time, and US Airway's offer for Delta Airlines suggests the starting point. SEE, E.G., Benjamin Silverman and Susan M. Donofrio, TWO EVENTS MAY TRIGGER AIRLINE CONSOLIDATION THIS FALL, Cathy Financial Industry Report, September 22, 2006; Jeff Bailey, A REVITALIZED US AIRWAYS IS CREATING A MERGER BUZZ, N.Y. Times, July 31, 2006, at C2 ("The surprising early success of US Airways Group, the result of a merger last year, has led to some behind-the-scenes talks among investors and airline executives that could lead to more industry consolidation in the months ahead"); Susan Carey and Melanie Trottman, MERGER TALKS BRING OUT FEAR OF FLYING, Wall Street Journal, April 21, 2006, at C1 ("Most airline investors agree that consolidation would be great for an industry with too many airlines chasing too few dollars"). The value of the mergers becomes immediately apparent in the change in trading prices of Delta Airlines unsecured bonds following the November 15, 2006 announcement of US Airways' offer. The trading price of Delta Airlines bonds increased by fifty percent in the week after the announcement, and Delta's board has neither accepted nor closed that transaction yet. Owl Creek believes, in fact, that


---------------
(3) "EBITDAR" means earnings before interest, taxes, depreciation, amortization, and aircraft rent and is a commonly used valuation measure in the airline industry.

Northwest is a MORE strategic asset to an acquirer than Delta Airlines due to its strong international network and its "Golden Share" in Continental Airlines.(4)

          As discussed above, all of the recent developments in the Northwest cases and in the airline industry in general, demonstrate that the Debtors do not "appear to be hopelessly insolvent" or at least that it is "important . . . to give the benefit of the doubt to [Owl Creek] here."(5) The applicable legal standard on consideration of a request for the appointment of a Northwest Equity Committee is not whether the Debtors are insolvent, but, rather, whether the Debtors "appear to be hopelessly insolvent." IN RE WILLIAMS COMM. GROUP., 281 B.R. at 220-21 (noting "there is no clear litmus test" in determining whether a debtor is insolvent and stating that the determination is "a practical conclusion based on a confluence of factors"). Here, in particular based on current market valuations, the possibility of merger transactions to unlock further value, and the very real risk of a NATIONAL GYPSUM, K-Mart, or the intended (but averted) MIRANT CORP. outcome, the Northwest shareholders have a real economic interest at stake in these cases, and the Debtors do not "appear to be hopelessly insolvent."

          OWL CREEK'S REQUEST IS TIMELY. The Court recently granted the Debtors' exclusivity motion [Docket No. 2863] (the "EXCLUSIVITY MOTION") that extended the deadline of the Debtors' exclusive right to file a plan of reorganization and the deadline to obtain acceptances of such plan to January 16, 2007 and March 16, 2007, respectively. In the Exclusivity Motion, the Debtors confirmed that the cases are large and complex, and that the Debtors have not yet finalized their business plan. SEE Exclusivity Motion at 6-9 and 12-13. Thus, if you were to appoint the Northwest Equity Committee now, Northwest's shareholders would have the opportunity to be represented effectively in the process prior to any reorganization proposal. SEE IN RE MCLEAN INDUS., 70 B.R. 852, 862-63 (Bankr. S.D.N.Y. 1987) ("Committees should generally be formed at an early stage so that adequate representation can be afforded before significant bridges are crossed").

          SHAREHOLDER REPRESENTATION OUTWEIGHS THE ADDITIONAL COST. A Northwest Equity Committee will necessarily impose certain expenses to the debtors' estates. But "cost alone cannot, and should not, deprive . . . security holders of representation." IN RE MCLEAN INDUS., 70 B.R. at 860. Northwest is an enterprise with over $16 billion in value (based on current

--------------------------
(4) In late 2000, Continental Airlines purchased 6.7 million shares of CAL held by Northwest, representing an equity position of close to 15% for $450 million. As part of the transaction, and for the stated reason of preserving the Continental/Northwest alliance, Northwest requested the "Golden Share." Northwest's ownership of the Golden Share gives it the ability to block changes of control transactions involving Continental Airlines and a third-party major air carrier.

(5)  DELPHI CORP., March 22, 2006 Hearing Transcript at pp. 166-167.

securities pricing and capitalized rents) if not more. Equity value alone currently exceeds $200 million, has approached $300 million, and may be in the billions. Owl Creek submits that the Northwest Equity Committee costs will be negligible when compared to the value at issue in these cases and the value of the shareholder interests the Northwest Equity Committee will protect. And, as with any retained professionals, the Northwest Equity Committee's professionals must comply with the strictures of the Bankruptcy Code and the United States Trustee's and the Court's oversight of professional fees and expenses. Here, the benefits of official committee representation of shareholders' interests far outweigh any minimal (under the circumstances) additional costs to the Debtors' estates.

          Accordingly, Owl Creek respectfully requests that you solicit interest in the appointment of a Northwest Equity Committee at your earliest possible opportunity. We and the Owl Creek principals are available to address any questions or comments you may have at any time. Thank you for your consideration of this letter.

                                            Sincerely,

                                            /s/ DAVID S. ROSNER
                                            -----------------------------
                                            David S. Rosner


cc:  (via e-mail and facsimile)
     Bruce R. Zirinsky, Esq.
     Gregory M. Petrick, Esq.
     Mark C. Ellenberg, Esq.
     Scott L. Hazan, Esq.
     Catherine L. Steege, Esq.
     Brian S. Masumoto, Esq. (via facsimile only)

                                    EXHIBIT 2

                             JOINT FILING AGREEMENT

                            PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  November 21, 2006


                                 /s/ JEFFREY A. ALTMAN
                                 -------------------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Socially Responsible Investment Fund, Ltd.